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SECURITIES [barcode 03013302] ...SSION
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SEC FILE NUMBER
8- 44632

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Roberts Mitani, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 West 57th Street, 21st Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE ROBERTS 212-582-9800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg, Neuwirth & Kuchner
(Name — *if individual, state last, first, middle name*)

7 Penn Plaza, Suite 1600 (Address) New York (City) NY (State) 10001 (Zip Code)

SEC MAIL RECEIVED FEB 28 2003 WASH, D.C. 160

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Bruce Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roberts Mitani, LLC, as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sworn & before me this 27 day of February, 2003

Notary Public

Signature

Managing Member

Title

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERTS MITANI, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

AND INDEPENDENT AUDITORS' REPORT

*** PUBLIC REPORT ***

ROBERTS MITANI, LLC
145 West 57th Street
New York, NY 10019

February 20, 2003

I, Bruce Roberts, Managing Member, Roberts Mitani LLC, do hereby affirm that, to the best of my knowledge and belief, the attached financial statements as of December 31, 2002 and 2001 and the supplementary schedules are true and correct, and that the corporation does not carry any customer securities or handle their cash in any way.

Bruce Roberts
Managing Member

INDEPENDENT AUDITORS' REPORT

To The Members
Roberts Mitani, LLC
New York, New York

We have audited the accompanying balance sheets of Roberts Mitani, LLC as of December 31, 2002 and 2001, and the related statements of operations, changes in members' capital and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above present fairly, in all material respects, the financial position of Roberts Mitani, LLC as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, presented for purposes of additional analysis, is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Neuwirth Kuchner

January 31, 2003

ROSENBERG, NEUWIRTH & KUCHNER
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
SEVEN PENN PLAZA • NEW YORK, NEW YORK 10001 • TEL (212) 330-6000 • FAX (212) 643-1951

ROBERTS MITANI, LLC

BALANCE SHEETS

	December 31, 2002	December 31, 2001
A S S E T S		
CURRENT ASSETS:		
Cash and cash equivalents (Note 1)	$221,817	$ 78,130
Accounts receivable	881	7,289
Warrants (Note 1)	4,509	4,509
Investments in securities (Note 1)	10,353	109,573
Prepaid unincorporated business (Note 1)	-	21,100
TOTAL CURRENT ASSETS	237,560	220,601
FIXED ASSETS, net of accumulated depreciation of $9,112 in 2002 and $4,891 in 2001 (Note 1)	11,991	16,212
RENTAL SECURITY DEPOSITS	30,260	45,390
	$279,811	$282,203
LIABILITIES AND MEMBERS' CAPITAL		
CURRENT LIABILITIES:		
Accrued expenses	$ 10,853	$ 14,315
Accrued NYC unincorporated business tax	30,500	-
Due to profit sharing plan (Note 3)	15,000	6,000
TOTAL CURRENT LIABILITIES	56,353	20,315
SUB-TENANT SECURITY DEPOSIT	15,130	22,695
COMMITMENTS (Note 4)		
MEMBERS' CAPITAL	208,328	239,193
	$279,811	$282,203

See notes to financial statements

ROBERTS MITANI, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Roberts Mitani, LLC (the "Company") was organized on January 14, 1992 under the laws of the State of Delaware. The Company has been in the business of acting as a registered broker-dealer.

Financial Statements

Revenue is recognized when earned and expenses are recognized when they are incurred and include only those assets, liabilities and results of operations related to the business of the Partnership.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The actual results could differ from those estimates.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes, and thus no federal or state income tax expense has been recorded in the statements. Income of the company is taxed to the members in their individual returns.

Income taxes consist solely of New York City unincorporated business tax.

Depreciation and Fixed Assets

Fixed assets consisting of furniture, fixtures and equipment are stated at cost at date of acquisition. Depreciation of fixed assets is computed by straight-line method over the estimated useful lives of the assets.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Investments

Marketable security investments are recorded on a trade date basis and are reflected in the balance sheet at market value.

Securities in which quotations are not readily available are valued at amounts representing fair values using methods as determined in good faith by management.

Cash and cash equivalents

Cash and cash equivalents are defined as cash and short-term highly liquid investments, with a maturity of three months or less when purchased.

Warrants

The warrants are not publicly traded as of December 31, 2002 and are valued at amounts representing fair values determined in good faith by management.

2. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer in securities, is subject to the uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. Rule 15c3-3 requires the maintenance of a "minimum net capital" and prohibits the Company from engaging in any security transaction whenever its "aggregate indebtedness" exceeds fifteen times its "net capital", as defined. At December 31, 2002 and 2001 the Company had a net capital of $159,041 and $88,731, respectively which exceeded required net capital by $154,041 and $83,731 respectively. The Company's net capital ratios were 0.45:1 and 0.48:1 for 2002 and 2001, respectively.

3. PROFIT SHARING PLAN

The Company started a profit sharing plan in 1998, which covers members electing to participate in the plan with a maximum contribution of 15% during a calendar year. The contribution is voluntary and may range from 0% to 15% based on the decision of management.

4. COMMITMENTS

The Company leases office space through October 31, 2005 with a fixed annual rate of $181,560. The Company subleases some of the space through October 31, 2005 with a fixed annual rate of $90,780.

5. CONCENTRATIONS

Financial instruments which potentially subject the Company to a concentration of credit risk are money market accounts and checking accounts with major financial institutions. These financial institutions have strong credit ratings, and management believes that credit risk related to those accounts are minimal.

Fee income was earned from 14 clients in 2002 and from 15 clients in 2001.

To the Members of
Roberts Mitani, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Roberts Mitani, LLC ("the Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

ROSENBERG, NEUWIRTH & KUCHNER
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

SEVEN PENN PLAZA • NEW YORK, NEW YORK 10001 • TEL (212) 330-6000 • FAX (212) 643-1951

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Shareholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Neuwirth Kuchner

January 31, 2003

New York, New York